Exhibit A

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: January 4, 2023	GNI Group Ltd.

/s/ Joseph Francis Meyer
	By:	Joseph Francis Meyer
	Its:	Chief Financial Officer

Dated: January 4, 2023	GNI Hong Kong Limited

/s/ Ying Luo
	By:	Ying Luo
	Its:	Director